WORLD TREE

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Eco-timber investment that offsets your carbon footprint



worldtree.eco El Segundo CA

Technology | Farming | Clean Tech | Female Founder | Sustainability

OVERVIEW | UPDATES 41 | WHAT PEOPLE SAY 270 | ASK A QUESTION 230

Highlights

1. $8.7M Raised to date and funding over 270 tree farms.
2. Fast-growing, renewable hardwood trees provide lumber in just 10 years.
3. Largest grower of Empress Splendor trees in North and Latin America with over 5,000 acres planted.
4. Superior carbon capture - 1 acre offsets the carbon footprint of approximately 2 Americans.
5. Expert team with +7M acres of combined forestry experience.
6. Improving soil health, biodiversity, and the lives of family farmers in 4 countries.

Our Team



Doug Willmore Chief Executive Officer

Doug has more than 25 years of experience successfully leading organizations large and small in both the public sector and private sector. He has led organizations with more than 4,000 employees and $800M in annual revenues.



Dr Cathy Key President & Chief Operations Officer

Cathy has a Ph.D. in Anthropology. She has specialized in the development of cooperative business models that help people and Mother Nature.



Jesus Espinoza Director of Forestry and Farms

30 years of experience in forest productivity, genetics research, and operational management.



Former Director of Global Silviculture Practice at GreenWood Resources' Forestry Investment Funds and Center of Forestry Research and Applied Management.

SEE MORE

The time to act is now: ECO-TREE ACTION

Eco-Tree Action is an agroforestry project designed to reverse climate change and make significant economic impacts for small farmers and investors.

We provide access to a sustainable timber investment that anyone can participate in and feel good about. When you take eco-tree action you are taking a stand for your future, the future of others, and for the health of our planet.

HOW ECO-TREE ACTION WORKS

World Tree offers the opportunity to directly invest in timber through the revolutionary Eco-Tree Action.

The money raised each year funds that year's planting of trees, or "vintage" investors' potential returns are also tied to that specific crop.

We've raised $8.7M to date, which has been used to plant trees. The saplings are distributed from World Tree partnered nurseries in Canada, the USA, Guatemala, Mexico, and Costa Rica to the farmers enrolled in the program.

For every $900 investment, 1/4 acre of Empress Splendor trees is planted.

The farmers provide the land and labor to grow the trees, and World Tree provides the trees and its management expertise. Once the trees are successfully harvested, investors can receive distributions after 8-12 years: 50% to the farmers and 25% each to the eco-centric investor and World Tree.

World Tree currently has over 5,000 acres under management with over 270 farmers and is the largest grower of Paulownia trees in North and Latin America.

WHY TIMBER INVESTMENT?


"The only investable idea I have real confidence in is farming and forestry... Make the farming more sustainable and the forestry more sustainable, and everyone benefits."
- Billionaire timber investor Jeremy Grantham

Needing little more than the sun and the rain, trees simply grow through everything.

Of course, trees, while growing, also continue to draw down carbon — but there's a problem.

DEMAND IS INCREASING WHILE SUPPLY IS DECREASING

The environmental impacts of our increasing demand for timber include deforestation, many hardwoods close to extinction, and soil erosion.


THE PROBLEM WE SOLVE
Timber demand is *increasing*
while supply is *decreasing*

The World Bank estimates about 3.9 million square miles (10 million square km) of forest have been lost since the beginning of the 20th century.

In the past 25 years, forests shrank by 502,000 square miles (1.3 million square km) — an area larger than South Africa.

MEETING DEMAND... RESPONSIBLY

With supplies unable to keep pace with demand, the market pressure to find new sources of lumber is greater than ever.

World Tree is meeting this demand by growing Empress Splendor trees. Unlike pine, which takes 25-30 years to reach maturity, Empress can be harvested in less than half that time - reaching maturity in as little as 10 years.

It also regenerates after harvest without replanting, regrowing from the stump multiple times. With two crop rotations to pine's one, Empress is a viable and renewable source of timber. While investors and World Tree get to participate in the first harvest, the farmers are rewarded by benefitting from all subsequent harvests.

There are 23 Species of Paulownia. World Tree uses only non-invasive varieties.

IMPACTFUL ECO-TIMBER

This is where your partnership with World Tree and its farmers can make a difference.

World Tree expects to fund an additional 1,400 acres of Empress Splendor trees after the successful completion of this Offering.

What's exciting about this is Empress Splendor trees use a very powerful form of photosynthesis (called C3/C4) to fuel its fast growth rate. This allows the tree to absorb tremendous amounts of $CO2$, the main cause of climate change.

One acre of Empress Splendor trees can absorb up to 30 metric tons of carbon dioxide per year and could draw down enough carbon to offset your personal carbon footprint--for life!

These trees will absorb 300,000 tons of carbon (or more) and provide a sustainable source of lumber in 8-12 years. Any profits from the sale of the lumber will be shared with farmers and investors.

One acre of Empress Splendor trees will also:

- Produce up to 30,000 board feet of lumber, as an alternative to old growth hardwoods
- Support a farmer with a new revenue source
- Produce 100 jars of honey per year
- Drop 22,000 lbs of leaves to the ground each year
- Deposit over 100kg of nitrogen into the soil every year


Empress Splendor trees will absorb up to 30 metric tons of CO2 per acre per year

WE ARE A FOR-PROFIT-FOR-GOOD COMPANY

We believe it is important to align economic and environmental incentives to really make a difference in the climate crisis.

We intend to generate returns for our investors while helping to clean the air, restore the soil, and drawdown carbon.

UNITING INVESTORS WITH FARMERS

To achieve this impact, World Tree has recruited over 270 farmers from across the United States and Latin America. The farmers grow and care for the trees under World Tree's supervision. The trees will be harvested in 8-12 years generating potential new revenue streams for farmers and profits are shared with investors.



MARKET FOR EMPRESS

World Tree is producing eco-lumber to meet the needs of a $130 billion market.

Proven to have the highest strength-to-weight ratio of any wood in the world, Empress Splendor is known as the "aluminum of timber." It has a number of

applications ranging from furniture and musical instruments to veneer and packaging.

Due to its high insulating qualities, architects are increasingly using Empress Splendor trees in green buildings as a finishing wood.

The market price for Empress Splendor lumber currently ranges between $3 and $14 a board foot depending on the quality of the wood. One acre of trees on a well-managed farm can produce up to 30,000 board feet of lumber.


Ready to harvest in as little as 10 years

THE ECO-TREE - BENEFITS TO FARMERS

While growing, the tree has additional benefits for the farmers. The tree's huge protein and nitrogen-rich leaves are excellent fodder for livestock and fertilizer for the soil.

The trees also allow for intercropping with other plants such as coffee, cacao, and plantains, and provide much-needed shade to increase yields in these companion plants.

Farmers are then able to increase revenue streams from the same plot of land and enhance their economic futures.



WHY AM I ONLY HEARING ABOUT THIS NOW?

For years, investing in timber has been primarily the domain of institutional investors (e.g. pension funds) and the very wealthy. Only sophisticated investors could participate and only then with large sums of money.

Now, thanks to platforms like WeFunder, individuals can invest directly in timber through World Tree's Eco-Tree Action.




Timber for everyone

DIVERSIFYING RISKS

Crop failure is a significant risk factor. For instance, a farm may fail due to severe weather, or because a farmer is unable to care for the trees.

For this reason, we plant the trees across dozens of farms many thousands of miles apart in 4 different countries.

If anything should happen to one stand of trees, this should not have a significant impact on the overall return.

Trees are audited annually with our customized forest survey field software and GIS systems, allowing us to track growth and development down to the individual tree.


United States


Mexico




Guatemala


Costa Rica

PROJECTED RETURN

Returns will depend on the volume and quality of lumber produced as well as the cost of harvest and selling price. In practice, we can expect to see variations in our farms, producing a mix of low, medium, and high-grade lumber.

This graph shows the potential return on a $900 minimum investment based on tree survival assuming that half the lumber harvested is medium grade, and the rest is a mix of low and high grade.

We are targeting 75% survival, which could produce investor returns of $4,500 or more.

These numbers include the anticipated costs of managing the plantations and harvesting the lumber.

However, they are only projections and actual results may vary.

Any profits will be distributed when the trees mature and are harvested in 8-12 years.


Potential return on $900 investment
$5,000
$3,750
$2,500
$1,250
25%
50%
75%

Tree Survival

*Criteria: $6.00 per board foot; 220 BF per tree; Cost of Harvest (estimated to be) $2.00 per BF